EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fifteenth Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the seventh session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on October 26, 2023 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated October 18, 2023. Out of the Company’s four supervisors, three supervisors attended the Meeting in person, including Cao Weiqing, the chairman of the Board of Supervisors, and Niu Kailong and Ye Yinglan, supervisors of the Company. Lai Jun, supervisor of the Company, was on leave for other business and authorized in writing, Ye Yinglan, supervisor of the Company, to act on his behalf and cast the vote for him. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Cao Weiqing, the chairman of the Board of Supervisors. The supervisors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2023 Third Quarter Report of the Company

The Board of Supervisors reviewed and believed that: The preparation and review procedures of the 2023 Third Quarter Report of the Company are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company. The content and form of such report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange. The information contained therein reflects the operational and financial condition of the Company in the reporting period. No breach of confidentiality by the staff involved in the preparation and review of the 2023 Third Quarter Report of the Company was detected before such opinion was issued.

Voting result: 4 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited
October 26, 2023